Exhibit 3

RULE 4.3A

APPENDIX 4E

Full year report

Introduced 30/6/2002.

Name of entity

Commonwealth Bank of Australia

ABN or equivalent company	Half yearly	Preliminary	Financial year ended (‘current period’)
reference	(tick)	final (tick)	(Rule 4.3A Item No.1 )
ACN 123 123 124	☐	☑	30 June 2004

Results for announcement to the market

(Rule 4.3A Item No. 2)	$M

Revenues from ordinary activities (Rule 4.3A Item No. 2.1)	up	29.3%	to	22,202
Profit (loss) from ordinary activities after tax attributable to members (Rule 4.3A Item No. 2.2 )	up	27.8%	to	2,572
Net profit (loss) for the period attributable to members (Rule 4.3A Item No. 2.3)	up	27.8%	to	2,572

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	104¢	104¢
Interim dividend	79¢	79¢
Total	183¢	183¢
(Rule 4.3A Item No. 2.4)

+Record date for determining entitlements to the dividend,	20th August 2004
(Rule 4.3A Item No. 2.5)

Brief explanation of any of the figures reported above (Rule 4.3A Item No. 2.6):

REFER TO PROFIT ANNOUNCEMENT.

Consolidated statement of financial performance
For the year ended 30 June 2004
(Rule 4.3A Item No. 3)

	30/06/04	30/06/03
	$ M	$ M
Interest income	13,287	11,528
Interest expense	7,877	6,502

Net interest income	5,410	5,026
Other income:
Revenue from sale of assets	943	128
Written down value of assets sold	(874)	(106)
Other	2,777	2,605

Net banking operating income	8,256	7,653
Funds management fee income including premiums	1,175	1,149
Investment revenue	1,967	8
Claims and policyholder liability expense	(1,809)	(91)

Net funds management operating income	1,333	1,066
Premiums and related revenue	1,012	1,131
Investment revenue	840	620
Claims and policyholder liability expense	(950)	(1,071)

Insurance margin on services operating income	902	680

Total net operating income before appraisal value uplift/(reduction)	10,491	9,399
Charge for bad and doubtful debts	276	305
Operating expenses:
Operating expenses	5,500	5,312
Initiatives including Which new Bank(1)	749	239

	6,249	5,551

Appraisal value uplift/(reduction)	201	(245)
Goodwill amortisation	(324)	(322)

Profit from ordinary activities before income tax	3,843	2,976
Income tax expense	1,262	958

Profit from ordinary activities after income tax	2,581	2,018
Outside equity interests in net profit	(9)	(6)

Net profit attributable to members of the Bank	2,572	2,012

Foreign currency translation adjustment	(8)	(129)
Revaluation of properties	54	3

Total valuation adjustments	46	(126)

Total changes in equity other than those resulting from transactions with owners as owners	2,618	1,886

	Cents per Share
Earnings per share based on net profit distributable to members of the Bank
Basic	196.9	157.4
Fully Diluted	196.8	157.3
Dividends per share attributtable to shareholders of the Bank:
Ordinary shares	183	154
Preference shares (issued 6 April 2001)	1065	1,019
Other equity instruments (issued 6 August 2003)	7,306	—
Other equity instruments (issued 6 January 2004)	402	—

(1) June 2004 results reflects the Which new Bank initiative, while prior periods include strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

Consolidated statement of financial position
As at 30 June 2004
(Rule 4.3A Item No.4)

	30/06/04	30/06/03
	$ M	$ M
Assets
Cash and liquid assets	6,453	5,575
Receivables due from other financial institutions	8,369	7,066
Trading securities	14,896	10,435
Investment securities	11,447	11,036
Loans, advances and other receivables	189,391	160,347
Bank acceptances of customers	15,019	13,197
Insurance investment assets	28,942	27,835
Deposits with regulatory authorities	38	23
Property, plant and equipment	1,204	821
Investment in associates	239	287
Intangible assets	4,705	5,029
Other assets	25,292	23,459

Total assets	305,995	265,110

Liabilities
Deposits and other public borrowings	163,177	140,974
Payables due to other financial institutions	6,641	7,538
Bank acceptances	15,019	13,197
Provision for dividend	14	12
Income tax liability	811	876
Other provisions	997	819
Insurance policyholder liabilities	24,638	23,861
Debt issues	44,042	30,629
Bills payable and other liabilities	19,140	19,027

	274,479	236,933

Loan Capital	6,631	6,025

Total liabilities	281,110	242,958

Net assets	24,885	22,152

Shareholders’ Equity
Share Capital:
Ordinary share capital	13,359	12,678
Preference share capital	687	687
Other equity instruments	1,573	—
Reserves	3,946	3,850
Retained profits	2,840	2,809

Shareholders’ equity attributable to members of the Bank	22,405	20,024

Outside Equity Interests:
Controlled entities	304	304
Insurance statutory funds and other funds	2,176	1,824

Total outside equity interests	2,480	2,128

Total shareholders’ equity	24,885	22,152

Consolidated statement of cash flows
For the year ended 30 June 2004
(Rule 4.3A Item No.5)

			30/06/04	30/06/03
	Note		$ M	$ M
Cash Flows from Operating Activities
Interest received			13,101	11,452
Dividends received			6	4
Interest paid			(7,543)	(6,455)
Other operating income received			3,410	3,135
Expenses paid			(5,529)	(5,438)
Income taxes paid			(1,366)	(1,258)
Net decrease (increase) in trading securities			(4,324)	(2,484)
Life insurance:
Investment income			841	644
Premiums received(1)			3,562	4,130
Policy payments(1)			(4,529)	(5,855)

Net Cash provided by / (used in) operating activities	1	(c)	(2,371)	(2,125)

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights			—	(173)
Proceeds from disposal of entities and businesses			63	33
Disposal of shares in other companies			114	—
Net movement in investment securities:
Purchases			(25,587)	(18,055)
Proceeds from sale			697	24
Proceeds at or close to maturity			24,407	17,718
Withdrawal (lodgement) of deposits with regulatory authorities			(15)	66
Net increase in loans, advances and other receivables			(29,328)	(13,577)
Proceeds from sale of property, plant and equipment			69	72
Purchase of property, plant and equipment			(536)	(143)
Net decrease (increase) in receivables due from other financial Institutions not at call			292	513
Net decrease (increase) in securities purchased under agreements to resell			(1,023)	50
Net decrease (increase) in other assets			(1,461)	301
Life insurance:
Purchases of investment securities			(20,286)	(13,091)
Proceeds from sale/maturity of investment securities			21,500	14,628

Net cash used in investing activities			(31,094)	(11,634)

Cash Flows from Financing Activities
Buy back of shares			(532)	—
Proceeds from issue of shares (net of costs)			505	13
Proceeds from issue of preference shares for outside equity interests			—	182
Proceeds from issue of other equity instruments (net of costs)			1,573	—
Net increase (decrease) in deposits and other borrowings			21,997	5,129
Net movement in debt issues			13,413	7,054
Dividends paid (including DRP buy back of shares)			(1,774)	(1,933)
Net movements in other liabilities			(242)	(926)
Net increase (decrease) in payables due to other financial institutions not at call			(929)	(796)
Net increase (decrease) in securities sold under agreements to repurchase			206	3,046
Issue of loan capital			985	901
Redemptions of loan capital			(317)	—
Other			(2)	19

Net cash provided by financing activities			34,883	12,689

Net Increase (decrease) in cash and cash equivalents			1,418	(1,070)
Cash and cash equivalents at beginning of period			1,428	2,498

Cash and cash equivalents at end of period	1	(a)	2,846	1,428

     (1) These were gross premiums and policy payments before splitting between Policyholders and Shareholders.

     Notes to the consolidated statement of cash flows are contained in Attachment 1

     It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Dividend details
(Rule 4.3A Item Nos.6 & 7)

The Directors have declared a fully franked (at 30%) final dividend of 104 cents per share amounting to $1,315 million. The dividend will be payable on 24 September 2004 to shareholders on the register at 5pm on 20 August 2004. Dividends paid since the end of the previous financial year:

•	As declared in last year’s Annual Report, a fully franked final dividend of 85 cents per share amounting to $1,066 million was paid on 8 October 2003. The payment comprised cash disbursements of $865 million with $201 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the current year, a fully franked interim dividend of 79 cents per share amounting to $996 million was paid on 30 March 2004. The payment comprised cash disbursements of $808 million with $188 million being reinvested by participants through the Dividend Reinvestment Plan.

•	Additionally, quarterly dividends totalling $37 million for the year were paid on the PERLS preference shares, $15 million on the PERLS II (for distributions in March 2004 and June 2004), $40 million on the Trust Preferred Securities, and; $9 million on the ASB Capital preference shares.

Dividend Reinvestment Plan

The Bank expects to issue around $250 million of shares in respect of the DRP for the final dividend for 2003/04.

The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.

Record Date

The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 20 August 2004 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1235.

Ex Dividend Date

The ex-dividend date is 16 August 2004.

Consolidated retained earnings reconciliation
(Rule 4.3A Item No.8)

Retained Profits	$M
Opening balance 30 June 2003	2,809
Net profit for the year	2,572
Payment of final dividend	(1,066)
Payment of interim dividend	(996)
Share buyback (19,360,759 shares @ $16.50)	(319)
Appropriations to reserves (net)	(59)
Payment of other dividends	(101)

Closing balance 30 June 2004	2,840

Net tangible assets per security
(Rule 4.3A Item No.9)

	Year Ended
As at	30/06/04	30/06/03
Net tangible assets per share ($)	14.00	11.96

Details of entities over which control was lost during the year
(Rule 4.3A Item No.10)

	Date control	Ownership Interest Held
Entity Name	lost	(%)
Commonwealth Fleet Lease Pty Limited	31/5/04	100%

Details of associates and joint ventures
(Rule 4.3A Item No.11)

Ownership Interest Held
Entity Name	(%)
EDS (Australia) Pty Limited (EDSA)	35
Computer Fleet Management	50
Cyberlynx Procurement Services	30
PT Astra CMG Life	50
Allday Enterprises Ltd	30
China Life CMG Life Assurance Company Limited	49
Bao Minh CMG Life Insurance Company	50
CMG Mahon (China) Investment Management Limited	50
Mahon and Associates Limited	50
CMG CH China Funds Management Limited	50
Colonial First State Private Ltd	50

Any other significant information
(Rule 4.3A Item No.12)

Change in accounting policies

The accounting policies applied in the preparation of the financial statements of the group for the year ended 30 June 2004 are consistent with those applied in the 30 June 2003 Annual Financial Report.

Software Capitalisation

It should be noted however, that the criteria for information technology software capitalisation has been amended, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business.

This change has been applied retrospectively and has resulted in the expensing of $219 million of previously capitalised software at 1 July 2003

Foreign entities
(Rule 4.3A Item No.13)

NOT APPLICABLE.

Commentary on results
(Rule 4.3A Item No.14)

REFER TO PROFIT ANNOUNCEMENT.

Statement in relation to accounts which have been audited
(Rule 4.3A Item Nos.15, 16 & 17)

THE INFORMATION INCLUDED WITHIN THIS REPORT AND THE ATTACHED PROFIT ANNOUNCEMENT HAVE BEEN SUBJECT TO AN INDEPENDENT AUDIT BY THE EXTERNAL AUDITORS, AND ARE NOT SUBJECT TO DISPUTE OR QUALIFICATION.

Sign here: ............................................................ Date: 11 August 2004

Company Secretary

John Hatton

ATTACHMENT 1

Notes to Statement of Cash Flows

	Year Ended
	30/06/04	30/06/03
	$M	$M
Note (a) Reconciliation of Cash
For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash at bankers	1,548	1,492
Other short term liquid assets	440	641
Receivables due from other financial institutions - at call	4,124	2,528
Payables due to other financial institutions - at call	(3,266)	(3,233)

Cash and Cash Equivalents at end of year	2,846	1,428

Note (b) Cash Flows presented on a Net Basis

Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

•	customer deposits to and withdrawals from deposit accounts; borrowings and repayments on loans, advances and other receivables;

•	sales and purchases of trading securities; and

•	proceeds from and repayment of short term debt issue

	Year Ended
Note (c) Reconciliation of Operating Profit After Income Tax to Net Cash	30/06/04	31/06/03
Provided by Operating Activities
	$M	$M
Profit from ordinary activities after income tax	2,581	2,018
Decrease (increase) in interest receivable	(186)	(78)
Increase (decrease) in interest payable	334	62
Net (increase) decrease in trading securities	(4,324)	(2,484)
Net (gain)/loss on sale of investment securities	(2)	9
(Gain)/loss on sale of property plant and equipment	11	(22)
Net (gain)/loss on sale of controlled entities	—	—
Charge for bad and doubtful debts	276	305
Depreciation and amortisation	450	450
Other provisions	185	(15)
Increase (decrease) in income taxes payable	(36)	(234)
(Decrease) increase in deferred income taxes payable	(29)	(166)
(Increase) decrease in future income tax benefits	(39)	(100)
(Increase) decrease in accrued fees/reimbursements receivable	(107)	(94)
(Decrease) increase in accrued fees and other items payable	412	6
Amortisation of premium on investment securities	12	6
Unrealised gain on revaluation of trading securities	(260)	269
Change in excess of net market value over net assets of life Insurance controlled entities	(201)	245
Change in policy liabilities	777	(2,056)
Revaluation of life insurance assets	(1,430)	164
Gain on sale of life insurance assets	(456)	(154)
Other	(339)	82

Net Cash provided by Operating Activities	(2,371)	(2,125)